Exhibit 99.15

Imperial Tobacco Group PLC – Director’s Declaration

Following the announcement earlier today of the appointment of Mr Graham Blashill to the Board of Imperial Tobacco Group PLC with effective from 28 October 2005, the information below is given in compliance with rule 9.6.13 of the Financial Services Authority Listing Rules.

Mr Blashill: -

1	Has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

2	Does not have any unspent convictions in relation to indictable offences.

3

Has not been an executive director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

4	Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

5	Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

6

Has not been publicly criticised by any statutory or regulatory authority (including any designated professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised, as required by section 324 (as extended by section 328) of the Companies Act 1985) that upon appointment Mr Blashill had the following share interests over ordinary shares of 10p each in the Company: -

Ordinary shares	Sharesave options	Contingent Rights	Aggregate Companies Act interest
85,224	807	59,550	145,581

On appointment Mr Blashill also has a non-beneficial interest in 929,837 ordinary shares of 10p each in the Company, held by the Company’s Employee and Executive Benefit Trust, as a potential beneficiary of that Trust.

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Nicola Tate	Investor Relations Manager	Tel: +44 (0)117 933 7082

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com